--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9
                               (AMENDMENT NO. 3)

                     SOLICITATION/RECOMMENDATION STATEMENT
                          PURSUANT TO SECTION 14(D)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                                   COHR INC.
                           (NAME OF SUBJECT COMPANY)

                            ------------------------

                                   COHR INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                            ------------------------

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
           (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
                         (TITLE OF CLASS OF SECURITIES)

                            ------------------------

                                   192567105
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

                                RAYMOND E. LIST
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                   COHR INC.
                              21540 PLUMMER STREET
                              CHATSWORTH, CA 91311
                                 (818) 773-2647
      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
    NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                WITH A COPY TO:

                                ROBERT B. KNAUSS
                           MUNGER, TOLLES & OLSON LLP
                             355 SOUTH GRAND AVENUE
                                   35TH FLOOR
                       LOS ANGELES, CALIFORNIA 90071-1560
                                 (213) 683-9100
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     This Amendment No. 3 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9, as amended by Amendment No. 1 thereto filed on February 5, 1999 and Amendment No. 2 thereto filed on February 8, 1999 (as may be amended or supplemented from time to time, the "Schedule 14D-9) of COHR Inc., a Delaware corporation (the "Company"), relating to the tender offer by TCF Acquisition Corporation, a Delaware corporation (the "Purchaser") and wholly owned subsidiary of the Three Cities Fund II, L.P. and Three Cities Offshore II, C.V. (the "Three Cities Funds"), to purchase all the outstanding shares ("Shares") of common stock, par value $0.01 per share, of the Company at a price of $6.50 per Share, net to the seller in cash, disclosed in the Purchaser's Tender Offer Statement on Schedule 14D-1, as amended, and subject to the conditions set forth in the related Offer to Purchase and Letter of Transmittal (the terms and conditions of which together with any amendments or supplements thereto, collectively constitute the "Revised Offer").

     The purpose of this Amendment No. 3 is to supplement the disclosure in (i)
Item 4(b)(1) ("Background") to include a description of a letter (the "MHA Letter") received by the Board of Directors of the Company (the "Board") on February 12, 1999 from counsel for Managed Health Care Associates, Inc. ("MHA") and (ii) Item 4(b)(2) ("Reasons for Recommendations") to include additional information regarding the fairness opinion presented to the Board of Directors of the Company by Lehman Brothers Inc., the Company's financial advisor. The MHA Letter is filed as Exhibit (a)(19) hereto and is incorporated herein by reference. All capitalized terms used herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 14D-9.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

(b)(1) BACKGROUND

     Item 4(b)(1) is hereby amended and supplemented by addition of the following:

     Background of the Offer Since February 5, 1999. On February 12, 1999, the Board received the MHA Letter which, among other things, stated that MHA "is prepared to pay $7.50 per share for each outstanding share of common stock of the Company" and "remains prepared to execute a merger agreement in substantially the form previously provided to [the Company]." However, such letter also stated that "MHA understands that pursuant to the revised merger agreement with TCF [the Purchaser], based upon the information available to MHA, the Company is precluded from accepting or even considering such an offer."

     On February 13, 1999, counsel for the Purchaser confirmed in a letter to counsel for the Company (the "TCR Letter") that it would violate the Amended Plan and Agreement of Merger between the Purchaser and the Company (the "Amended Merger Agreement") for the Company to encourage or otherwise facilitate an inquiry by MHA or any other third party regarding an acquisition of the Company. Such restriction was part of the agreement for the Purchaser to increase its tender offer price to $6.50 per Share. The original Plan and Agreement of Merger between the Purchaser and the Company (the "Original Merger Agreement") had permitted the Company to consider acquisition proposals which were received by February 2, 1999, but that date had passed. Thus, the Company would have also been prohibited under the Original Merger Agreement to consider the inquiry in the MHA Letter.

     The TCR Letter also noted that the Three Cities Funds, which own 48.3% of the Company's common stock, would be under no obligation to tender their Shares or to vote for a merger and, therefore, it would be virtually impossible for the Company to merge with an MHA subsidiary unless the Three Cities Funds were in favor of the transaction.

     The TCR Letter also pointed out, among other things, that (i) when MHA had previously indicated it would be willing to pay $7.00 per Share for the Company, it had stated that its willingness was conditioned on satisfactory conclusion of due diligence, and (ii) the bank that issued a letter stating that it was highly confident that it would be able to syndicate financing for the funds necessary for MHA to engage in the proposed transaction with the Company conditioned its "confidence" on the satisfactory conclusion by it of due diligence, including specifically with respect to (a) the pending stockholder suits against the Company and (b) the Company's MasterPlan business, the two most significant problems currently confronting the

Company. The TCR Letter further noted that the MHA Letter did not state that the due diligence and financing contingencies identified in the bank's letter no longer existed and "it was far from clean [sic] that MHA would have been able to eliminate those contingencies by February 10, 1999, or by any other date."

     The TCR Letter concluded by stating that the MHA Letter makes it clear that MHA knows that any steps by the Company to enter into a transaction with MHA would violate the Amended Merger Agreement, and if "MHA nonetheless tries to pursue such a transaction or otherwise interfere with the transaction between TCF Acquisition and COHR, the Three Cities Funds will expect COHR to join them in seeking appropriate recourse against MHA." The TCR Letter is filed as Exhibit
(a)(20) hereto and is incorporated herein by reference.

     As acknowledged by both the Three Cities Funds and MHA, the Company believes that the terms of the Amended Merger Agreement precludes it from considering a sale transaction with MHA at this time. Even under the Original Merger Agreement, the Company would be precluded from considering an offer received after February 2, 1999. Furthermore, the Company notes that the MHA Letter did not appear to remove the due diligence and financing contingencies set forth in MHA's earlier proposal, nor did it address the issues that the Company had with MHA's draft merger agreement.

     The Special Committee of the Board met to discuss the MHA Letter and the TCR Letter and continues to believe for the reasons set forth in Item 4(b)(2) ("The Solicitation or Recommendation -- Reasons for Recommendations") of this
Schedule 14D-9 and the immediately prior paragraph that the transactions contemplated by the Amended Merger Agreement, particularly in light of the relative certainty of their consummation, are fair to, and in the best interests of, stockholders (other than the Purchaser and its affiliates).

(2) REASONS FOR THE RECOMMENDATIONS

     Item 4(b)(2) is hereby amended and supplemented by addition of the following:

     Lehman Brothers has acted as financial advisor to the Company in connection with the Company's transactions with the Three Cities Funds. On December 24, 1998, Lehman Brothers delivered its original opinion (the "Original Opinion") to the Board in connection with the Purchaser's original offer of $5.375 per Share in cash (subject to increase to $6.375 per Share in the event that certain stockholder litigation is settled) (the "Original Offer") contemplated by the Original Merger Agreement. On February 4, 1999, Lehman Brothers delivered an updated written opinion to the Board that the consideration to be offered in the Revised Offer to the stockholders of the Company other than the Three Cities Funds and its affiliates (the "Public Stockholders") is fair, from a financial point of view, to the Public Stockholders.

     The full text of Lehman Brothers' written opinion dated February 4, 1999 is attached as Annex A (the "Lehman Opinion") to Amendment No. 2 to this Schedule 14D-9 and is incorporated herein by reference. Stockholders should read the Lehman Opinion in its entirety for a discussion of assumptions made, matters considered and limitations on the review undertaken by Lehman Brothers in rendering its opinion. The summary of the Lehman Opinion set forth in this
Schedule 14D-9 is qualified in its entirety by reference to the full text of such opinion.

     No limitations were imposed by the Company or the Board on the scope of Lehman Brothers' investigation or the procedures to be followed by Lehman Brothers in rendering the Lehman Opinion, except that, since the initiation of discussions with the Three Cities Funds, Lehman Brothers was not authorized to solicit, and did not solicit, any indications of interest from any third party with respect to a purchase of all or a part of the Company's business. In arriving at the Lehman Opinion, Lehman Brothers did not ascribe a specific range of value to the Company, but rather made its determination as to the fairness, from a financial point of view, of the consideration to be offered to the Public Stockholders in the Revised Offer on the basis of the financial and comparative analyses described below. The Lehman Opinion is for the use and benefit of the Board and was rendered to it in connection with its consideration of the Revised Offer and the Merger and is not intended to be and does not constitute a recommendation to any Public Stockholder as to whether to accept the consideration to be received by such stockholder in the Revised Offer or the Merger. Lehman

Brothers was not requested to opine as to, and the Lehman Opinion does not in any manner address, the Company's underlying business decision to proceed with or effect the Revised Offer and the Merger.

     In arriving at the Lehman Opinion, Lehman Brothers reviewed and analyzed:
(1) a draft copy of the Amended Merger Agreement and the specific terms of the Revised Offer and the Merger, (2) publicly available information concerning the Company that Lehman Brothers believed to be relevant to its analysis, including the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 1998 (as amended) and Company's Quarterly Reports on Form 10-Q for the quarters ended June 30, 1998 and September 30, 1998, (3) financial and operating information with respect to the business, operations and prospects of the Company furnished to Lehman Brothers by the Company, including without limitation current projections prepared by management of the Company and information regarding recent financial performance of the Company, (4) a trading history of the Shares from December 16, 1996 to February 4, 1999 and a comparison of that trading history with those of other companies that Lehman Brothers deemed relevant, (5) a comparison of the historical financial results and present financial condition of the Company with those of other companies that Lehman Brothers deemed relevant, (6) a comparison of the financial terms of the Merger and the Revised Offer with the financial terms of certain other transactions that Lehman Brothers deemed relevant and (7) the results of Lehman Brothers' prior efforts to solicit indications of interest from third parties with respect to a purchase of the Company. In addition, Lehman Brothers had discussions with the management of the Company concerning its business, operations, assets, financial condition and prospects and have undertaken such other studies, analyses and investigations as it deemed appropriate.

     In arriving at the Lehman Opinion, Lehman Brothers assumed and relied upon the accuracy and completeness of the financial and other information used by it without assuming any responsibility for independent verification of such information and further relied upon the assurances of management of the Company that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the financial projections of the Company, upon advice of the Company, Lehman Brothers assumed that such projections were reasonably prepared on a basis reflecting the best available estimates and judgments of the management of the Company as to the future financial performance of the Company, and that the Company would perform substantially in accordance with such projections. In arriving at the Lehman Opinion, Lehman Brothers conducted only a limited physical inspection of the properties and facilities of the Company and did not make or obtain any evaluations or appraisals of the assets or liabilities of the Company. In addition, since the initiation of discussions with the Three Cities Funds, the Company did not authorize Lehman Brothers to solicit, and Lehman Brothers did not solicit, any indications of interest from any third party with respect to the purchase of all or a part of the Company's business. However, in arriving at the Lehman Opinion, Lehman Brothers did consider an unsolicited proposal received from a third party and analyzed the terms of such proposal and the risks of such third party being unable or unwilling to proceed with a proposed acquisition on terms acceptable to the Company. The Lehman Opinion necessarily was based upon market, economic and other conditions as they existed on, and could be evaluated as of, the date of the Lehman Opinion.

     The following is a summary of certain financial and comparative analysis performed by Lehman Brothers in connection with its rendering the Original Opinion with respect to the Original Offer. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial and comparative analysis and the application of those methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to summary description. Furthermore, in arriving at the Lehman Opinion, Lehman Brothers did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevancy of each analysis and factor. Accordingly, Lehman Brothers believes that its analyses must be considered as a whole and that considering any portion of its analyses, without considering all analyses, could create a misleading or incomplete view of the process underlying the Lehman Opinion. In its analyses, Lehman Brothers made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the Company's control. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth therein. Additionally, analyses relating to the value of businesses do not purport to be appraisals or to reflect the prices at which businesses actually may be sold. The Lehman Opinion is also based on certain financial and comparative analyses performed by Lehman Brothers in connection with rendering its Original Opinion, which analyses are summarized below.

     Common Stock Price Analysis. Lehman Brothers examined the Share price performance for the twelve month period preceding the delivery of the Original Opinion and stated that the closing price of the Shares had fluctuated over that period from a high of $13.00 to a low of $2.56, and closed at $4.00 on December 22, 1998. Lehman Brothers also compared the price performance of the Shares to a weighted average of the stock prices of certain publicly traded health care equipment servicing and health care outsourcing service companies and to the S&P 400 Index for the twenty-four month period prior to the delivery of the Original Opinion. The companies that Lehman considered included Adac Laboratories Inc., American Residential Services Inc., DecisionOne Holdings Corp., Diagnostic Health Services Inc. and Transcend Services Inc. (the "Comparable Companies"). Lehman Brothers noted that the price of the Shares had declined 65.26% compared to an increase of 11.08% for the Comparable Companies and an increase of 29.93% in the S&P 400 Index over that period.

     Lehman Brothers also examined the premiums contained in the Original Offer to the closing prices for the Shares for the 12 months preceding the delivery of the Original Opinion. Based on a range of offer prices of $5.25, $5.75 and $6.25, the premiums were 31.3%, 43.8% and 56.3%, respectively, above the Company's $4.00 per Share closing price on December 22, 1998, 43.8%, 57.5% and 71.2%, respectively, above the average of the closing prices 10 days prior to the Original Offer of $3.65 per share, 63.6%, 79.1% and 94.7, respectively, above the average of the closing prices 30 days prior to the Original Offer of $3.21 per share, 70.5%, 86.7% and 102.9%, respectively, above the average of the closing prices 60 days prior to the Original Offer of $3.08 per share, 73.8%, 90.4% and 107.0%, respectively, above the average of the closing prices 90 days prior to the Original Offer of $3.02 per share, 36.4%, 49.4% and 62.3%, respectively, above the average of the closing prices 180 days prior to the Original Offer of $3.85 per share, 59.6%, 55.8% and 51.9%, respectively, below the Company's 52-week high of $13.00 per share and 104.9%, 124.4% and 143.9%, respectively, above the Company's 52-week low of $2.56 per share.

     Comparable Transactions Analysis. Lehman Brothers compared the financial terms of certain 100% cash transactions, which Lehman Brothers considered relevant, with the financial terms of the Original Offer and the Merger based upon information that was publicly available at the time and based upon information provided to Lehman Brothers by the Company's management. The transactions that Lehman Brothers considered comparable to the Original Offer and the Merger included the following eight 100% cash transactions of $75 million or less in the outsourcing industry since January 1995 (the "Comparable Transactions"). The mean, median, high and low purchase prices per share for the Comparable Transactions was then compared to the target's stock price one day and one month prior to the announcement of the transaction and to the target's latest twelve-month high and low stock price to calculate the premium over such prices ("Premium"). The mean, median, high and low Premiums one day prior to the transaction announcement were 28.3%, 30.0%, 35.1% and 13.8%, respectively, in the Comparable Transactions. Lehman Brothers noted that Original Offer prices ranging from $5.25, $5.75 and $6.25 represented premiums of 23.5%, 35.3% and 47.1%, respectively, over the $4.00 price of the Shares on December 22, 1998 two days prior to the delivery of the Original Opinion and was above the range of Comparable Transactions for offer prices exceeding $5.75 per share. The mean, median, high and low Premiums 30 days prior to the Original Offer announcement were 36.4%, 37.1%, 71.1% and 5.7%, respectively, in the Comparable Transactions. Lehman Brothers noted that Original Offer prices ranging from $5.25, $5.75 and $6.25 represented premiums of 100.0%, 119.0% and 138.1%, respectively, over the $3.21 price of the Shares 30 days prior to the delivery of the Original Opinion and was well above the range of Comparable Transactions for all the offer prices. The mean, median, high and low Premiums to the target's latest twelve-month high were 5.5%, 6.9%, 28.3% and -24.1%, respectively, in the Comparable Transactions. Lehman Brothers noted that Original Offer prices ranging from $5.25, $5.75 and $6.25 represented premiums of 59.6%, 55.8% and 51.9%, respectively, below the twelve month high of $13.00 for the Shares. The mean, median, high and low Premiums to the target's latest twelve-month low were 127.9%, 106.7%, 285.0% and 60%, respectively, in the Comparable Transactions. Lehman

Brothers noted that Original Offer prices ranging from $5.25, $5.75 and $6.25 represented premiums of 104.9%, 124.4% and 143.9%, respectively, above the twelve month low of $2.56 for the Shares.

     However, because the reasons for and the circumstances surrounding each of the transactions analyzed were specific to each transaction and because of the inherent differences between the business, operations, technology and prospects of the Company and the businesses, operations, technology and prospects of the selected acquired companies analyzed, Lehman Brothers did not rely solely on the quantitative results of the analysis but, rather, also made qualitative judgments concerning differences between the characteristics of these transactions and the Original Offer and the Merger that would affect the acquisition values of the Company and such acquired companies.

     Comparable Public Company Analysis. Lehman Brothers compared the historical financial, operating and stock performances of the Comparable Companies with the historical financial and operating performance of the Company, based upon information that was publically available at the time and based upon information provided to Lehman Brothers by management of the Company. For each of the Company and the Comparable Companies, Lehman Brothers examined the multiple of current stock price to: (i) the estimated calendar year 1998 earnings per share (the "CY 1998 P/E Multiple") based on available Wall Street research analysts' reports; (ii) the estimated 1999 earnings per share (the "CY 1999 P/E Multiple"), based on available Wall Street research analysts' reports; and (iii) the estimated 2000 earnings per share (the "CY 2000 P/E Multiple"), based on available Wall Street research analysts' reports. Lehman Brothers noted that, as of December 22, 1998, (i) the CY 1998 P/ E Multiples based upon the Original Offer for the Company were not meaningful ("NM") at offer prices of $5.25, $5.75 and $6.25, as the Company had negative earnings per share during this period as compared to a multiple of 9.8x for the median and 11.0x for the mean of the Comparable Companies; (ii) the CY 1999 P/E Multiples for the Company were 105.0x, 115.0x and 125.0x at offer prices of $5.25, $5.75 and $6.25, respectively, which were significantly higher than the 11.8x for the median and 11.2x for the mean of the Comparable Companies; and (iii) the 2000 P/E Multiples for the Company were 12.9x, 14.1x and 15.3x at offer prices of $5.25, $5.75 and $6.25, respectively, which were higher than the 9.9x for the median and 9.5 for the mean of the Comparable Companies.

     In addition, Lehman Brothers calculated the Firm Value (defined as market value plus debt (plus minority interest) minus cash) as a multiple of the latest twelve months revenues (the "LTM Firm Value Revenue Multiple"). Lehman Brothers noted that, as of December 22, 1998, the LTM Firm Value Revenue Multiple for the Company was 0.2x, 0.2x and 0.3x at offer prices of $5.25, $5.75 and $6.25, respectively, as compared to 1.0x for the median and 1.1x for the mean of the Comparable Companies.

     However, because of the inherent differences between the businesses, operations and prospects of the Company and the business, operations and prospects of the Comparable Companies, Lehman Brothers believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the analysis, and accordingly also made qualitative judgments concerning differences between the financial and operating characteristics of the Company and the Comparable Companies that would affect the public trading values of each.

     Hypothetical Break-up Analysis. Lehman Brothers reviewed with the Board the results of its prior efforts to solicit indications of interest in the Spring of 1998. Lehman Brothers also reviewed the indicative bids that were received at that time. Lehman Brothers noted that these bids varied greatly in amount and that many were subject to due diligence, financing and other material contingencies that raised issues as to the likelihood of consummation of a transaction at that time based on such bids. Lehman Brothers also noted that despite the variants in bid values, terms and contingencies submitted in the Spring of 1998, there would potentially be interest by a number of the parties that previously submitted bids to participate in any renewed sales process. The Board did not authorize Lehman Brothers to solicit additional or updated offers or proposals for either the entire company or any of the divisions or assets of the Company in connection with advising the Board on the Original Offer and the Merger.

     Lehman Brothers noted that there were significant downward revisions in the Company's projections from the projections that were provided by management in March 1998 to those available in December of 1998. Lehman Brothers noted the differences between the March 1998 projections and the Company's fiscal year 1998 results, the fiscal year 1999 estimates and fiscal year 2000 estimates provided by management in December 1998 for the Master Plan, Purchase Connection and Corporate divisions of the Company with respect to revenues and operating profits. The fiscal year 1998 results, the revised fiscal year 1999 management estimates and the revised fiscal year 2000 management estimates for the Master Plan division for revenue and operating profits varied from the March 1998 projections by 2.9% and -98.0%, -3.5% and -404.8% and -24.5% and -38.0%,
respectively. The fiscal 1998 results, the revised fiscal year 1999 management estimates and the revised fiscal year 2000 management estimates for the Purchase Connection division for revenue and operating profits varied from the March 1998 projections by 1.8% and 3.1%, -2.2% and 10.7% and -12.5% and 6.2%, respectively. The fiscal 1998 results, the revised 1999 management estimates and the revised 2000 management estimates for the Corporate division for revenue and operating profits varied from the March 1998 projections by -100.0% and -9.0%, NM and -26.4% and NM and -5.6%, respectively.

     Assuming no changes had occurred in the Company's March 1998 projections, Lehman Brothers reviewed hypothetical break up values for the Company under the low, medium and high cash purchase price scenarios indicated by the bids received in the Spring of 1998 and reviewed the resulting per Share values that would be received by its stockholders at 100%, 75% and 50% achievement of such hypothetical purchase prices. Lehman Brothers observed that the Original Offer was approximately the mid-point of the hypothetical range. However, in light of the variance in the financial performance of the Company's business (much of which was negative) Lehman Brothers noted that (i) there was no certainty that the indicative bids received in the Spring of 1998 would be re-submitted in December of 1998 or that new indicative bids would be submitted at that time, and (ii) if the Board had authorized the pursuit of additional or updated offers or proposals in the event such bids were re-submitted or newly proposed, there was no certainty that such bids would reach the same or comparable purchase prices as those submitted in the Spring of 1998 or contain fewer contingencies.

     Lehman Brothers in an internationally recognized investment banking firm and, as part of its investment banking activities, is regularly engaged in the evaluation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. The Company selected Lehman Brothers as its financial advisor because of its expertise, reputation and familiarity with the Company and because its investment banking professionals have substantial experience in transactions similar to the Company's transactions with the Three Cities Funds.

     As compensation for its services in connection with the transactions with the Three Cities Funds, the Company has agreed to pay Lehman Brothers a fee of $1,000,000, of which $100,000 was previously paid by the Company to Lehman Brothers as a retainer, $300,000 of which is to be paid for the delivery of the Lehman Opinion, with the remaining $600,000 to be paid to Lehman Brothers for its role as financial advisor in the Three Cities transactions. In addition, the Company has agreed to reimburse Lehman Brothers for reasonable out-of-pocket expenses incurred in connection with the Three Cities transactions and to indemnify Lehman Brothers for certain liabilities that may arise out of its engagement by the Company and the rendering of its opinion.

     In considering whether to reopen the Spring 1998 auction process, the Board considered, among other things, (i) the results of the Spring 1998 auction process, including the fact that the Company received only one highly contingent offer for the entire Company, (ii) the risks that engaging in another sales process may have an adverse affect on the Company's business, (iii) that there was no assurance that the Company could improve the Original Offer by soliciting other offers in light of the Company's recent disappointing business and financial results, (iv) the receipt of the Original Offer, at a significant premium to the Company's then-current Share price, with few contingencies and the risk that the Company would lose such offer if it engaged in another broad or limited sales process and (v) the desire of certain significant stockholders of the Company holding in aggregate approximately 48% of the Shares to sell their Shares to the Purchaser at $5.125 per Share.

ITEM 9. MATERIALS TO BE FILED AS EXHIBITS

    EXHIBIT
    NUMBER                            DESCRIPTION
    -------                           -----------
    (a)(19)   Text of Letter from counsel for MHA to counsel to the Board of Directors of the Company, dated February 12, 1999.
    (a)(20)   Text of Letter from counsel for the Purchaser to counsel for the Company, dated February 13, 1999.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          COHR Inc.

                                          By:/s/ RAYMOND E. LIST
                                            -------------------------
                                                 Raymond E. List
                                             Chief Executive Officer

Dated as of February 19, 1999